UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 32934 / December 5, 2017

_____

In the Matter of   :
                                                                             :
MEEDER FUNDS TRUST   :
MEEDER ASSET MANAGEMENT, INC.   :
ADVISER DEALER SERVICES, INC.   :
                                                                             :
6125 Memorial Drive   :
Dublin, OH 43017   :
                                                                             :
(812-14775)   :
_____:

ORDER UNDER SECTION 12(d)(1)(J) OF THE INVESTMENT COMPANY ACT OF
1940 GRANTING AN EXEMPTION FROM SECTIONS 12(d)(1)(A) AND (B) OF THE
ACT, AND UNDER SECTIONS 6(c) AND 17(b) OF THE ACT GRANTING AN
EXEMPTION FROM SECTIONS 17(a)(1) AND (2) OF THE ACT

Meeder Funds Trust; Meeder Asset Management, Inc.; and Adviser Dealer Services, Inc.
filed an application on May 16, 2017, and an amendment to the application on September
15, 2017, requesting an order under section 12(d)(1)(J) of the Investment Company Act of
1940 (the "Act") granting an exemption from sections 12(d)(1)(A) and (B) of the Act, and
under sections 6(c) and 17(b) of the Act granting an exemption from section 17(a)(1) and
(2) of the Act. The order would permit certain open-end management investment
companies registered under the Act to acquire shares of certain open-end management
investment companies registered under the Act that are outside of the same group of
investment companies as the acquiring investment companies.

On November 8, 2017, a notice of the filing of the application was issued (Investment
Company Act Release No. 32898). The notice gave interested persons an opportunity to
request a hearing and stated that an order granting the application would be issued unless a
hearing was ordered. No request for a hearing has been filed, and the Commission has not
ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in
the application, as amended, that granting the requested exemptions is appropriate in and
consistent with the public interest and consistent with the protection of investors and the
purposes fairly intended by the policy and provisions of the Act.

It is also found that the terms of the proposed transactions are reasonable and fair and do not involve overreaching, and the proposed transactions are consistent with the policies of each registered investment company concerned and with the general purposes of the Act.

Accordingly, in the matter of Meeder Funds Trust, et al.,

IT IS ORDERED, that the relief requested under section 12(d)(1)(J) of the Act from sections 12(d)(1)(A) and (B) of the Act, and under sections 6(c) and 17(b) of the Act from section 17(a)(1) and (2) of the Act, by Meeder Funds Trust; Meeder Asset Management, Inc.; and Adviser Dealer Services, Inc. (File No. 812-14775) is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Eduardo A. Aleman
Assistant Secretary